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jkelly@sidley.com (212) 839 5685	FOUNDED 1866

February 18, 2011

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 100 F Street, N.E. Washington, D.C. 20549

Re:	Wells Fargo Commercial Mortgage Securities, Inc.

Dear Sir or Madam:

Enclosed for filing by Wells Fargo Commercial Mortgage Securities, Inc. (the “Depositor”), is the Depositor’s registration statement on Form S-3.

A wire transfer in the amount of $116.10 for payment of the registration fee has already been transmitted to the SEC’s lockbox at U.S. Bank National Association in St. Louis, Missouri.

Please let me know if you have any questions or if I can be of any assistance. Thank you for your attention to this matter.

Very truly yours,

/s/ Joseph C. T. Kelly

Joseph C. T. Kelly

JCTK:sv

cc:	Max Webb (via overnight delivery)
Brigid M. Mattingly – Wells Fargo
Jeff D. Blake, Esq. – Wells Fargo

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